

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2024

Morné Engelbrecht
Chief Financial Officer
Metals Acquisition Ltd
3rd Floor, 44 Esplanade,
St. Helier, Jersey, JE4 9WG

> **Re: Metals Acquisition Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-41722**

Dear Morné Engelbrecht:

We have reviewed your August 6, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023 Filed March 28, 2024

Item 4. Information on the Company, page 38

1.   Based on the information provided in response to comment 1 we note that the total mineral resources have increased from 3.5 million tonnes at 5.6% copper at December 31, 2022 to 7.8 million tonnes at 5.2% copper at December 31, 2023, and the the total mineral reserves, reported exclusive of mineral resources, have increased from 7.9 million tonnes at 4% copper at December 31, 2022 to 14.6 million tonnes at 3.2% copper at December 31, 2023.

The increase in mineral resources and mineral reserves represents a material change in the quantities of mineral resources and reserves at December 31,2023 as compared to December 31, 2022. Therefore please file an amended Form 20-F for the fiscal year ended December 31, 2023 that includes these changes, along with the information that you have included in response to prior comments 1 to 3 and a reconciliation comparing your resources and reserves as of the two fiscal year ends presented and a related discussion which addresses each instruction as required by Item 1304(e) of Regulation S-K.

Additionally a registrant must file a technical report summary as an exhibit to a Commission filing when there is a material change in the mineral reserves or mineral resources from the last technical report summary, as required by Item 1302(b)(2)(i) of Regulation S-K. Please file a revised technical report summary. The filing of the updated technical report summary should be accompanied with the disclosure required by Item 1304(f)(1) of Regulation S-K in the individual property section of your Form 20-F.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation